Mail Stop 3-8

      							 April 11, 2005




By Facsimile and U.S. Mail

Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, LTD.
10077 South 134th Street
Omaha, NE 68138

      Re:    Form 10-K for the Year Ended July 31, 2004
                File No.  0-26326

Dear Dr. Reilly:

	We have reviewed your response dated April 4, 2005 to our comment letter dated March 22, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K for the Year Ended July 31, 2004

Contractual Obligations and Commitments, page 13

1. We note your response to prior comment 2 and reiterate our comment to disclose material scheduled interest payments for debt. Section
IV of SEC Release 33-8350 specifically states registrants are required to discuss material cash requirements that impact liquidity and capital resources and the tabular disclosure of contractual obligations is a starting point for this discussion. Further, footnote 46 of the Release states that cash requirements for interest expense may be included in the tabular disclosure or in an accompanying footnote to describe your estimate of interest payments.

Consolidated Balance Sheets, page F-2

2. We note your response to prior comment 3 that only your common stock issued to single member limited liability companies and sole proprietorships is mandatorily redeemable upon the death of the holder and within the scope of SFAS No. 150. For stock issued to corporations, multi-member LLCs and partnerships not subject to mandatory redemption upon death of a member, please tell us what consideration you gave to EITF D-98. In this regard, we note the company must redeem shares for cash after receiving notice from shareholders and redemption is outside your control. We may have further comment.

Consolidated Statements of Stockholders` Equity, page F-4

3. We note your response to prior comment 4. SAB Topic 4.E states stock receivables should be separately stated in the balance sheet.
In future interim and annual filings, please present your stock accounts receivable separately, on a gross basis, in the balance sheet.

Consolidated Statements of Income, page F-3

4. We note your response to prior comment 5. Please tell us the amount of sales incentives recorded in the each of the three years ended July 31, 2004. Then, please elaborate in your response and tell us how you meet the requirements of paragraphs 9.a. and b. of EITF No. 01-9 including any information necessary to clarify your response. Specifically tell us the following:
* What benefits you receive in exchange for the sales incentives that are separate from the veterinarians` purchases of products such that you would enter into a transaction with someone other that the veterinarians for these benefits without the purchase of products (paragraph 9.a.); and
* How you reasonably estimate fair value of the benefits and determine that the fair value exceeds the amount of the sales incentives paid to purchasing veterinarians and that no excess over fair value exists that would be classified as a reduction of revenue
(paragraph 9.b.).

Consolidated Statements of Cash Flows, page F-5

5. We note your response to prior comment 8. Please provide a reconciliation of the shares subject to mandatory redemption and common stock issuance amounts reflected in your cash flows statement and stockholders` equity and a response that provides support of your accounting treatment for the reclassification differences.

Note 13 - Segment Information, page F-17

6. We note your response to prior comment 11. In future interim and annual filings, please disclose that providing the information required in paragraph 37 of SFAS No. 131 is impracticable. In your response, please show us what your revised disclosures will look like.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in her absence to the undersigned at
(202) 942-2823.

									Sincerely,



									Mike Moran
									Accounting Branch
Chief
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Dr. Lionel L. Reilly
Professional veterinary Products Ltd.
April 11, 2005
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